[redacted]



SECU[...] 08027440 [...]ON

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47662 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBIA Capital Management Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk, New York 10504
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Schachinger (914) 765-3028
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/5/08

# OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBIA Capital Management Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIE I. CORBETT
Notary Public, State of New York
No. 01CO6009588
Qualified in Westchester County
Commission Expires June 29, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MBIA CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULE PURSUANT TO
SEC RULE 17a-5

AS OF DECEMBER 31, 2007 AND
FOR THE YEAR THEN ENDED

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors and Shareholder of
MBIA Capital Management Corp.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of MBIA Capital Management Corp. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 6 to the financial statements, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2008

**MBIA CAPITAL MANAGEMENT CORP.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2007**

(Dollars in thousands except per share amounts)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 22,697 |
| Securities owned (at fair value) | | 138 |
| Accounts receivable | | 1,928 |
| Prepaid expenses | | 310 |
| Receivable from affiliates | | 3,709 |
| Deferred tax asset | | 2,673 |
| Fixed assets (less accumulated depreciation of $1,861) | | 27 |
| **Total assets** | $ | 31,482 |
| | | |
| **Liabilities and shareholder's equity** | | |
| | | |
| **Liabilities** | | |
| Accrued expenses | $ | 4,932 |
| Payable to affiliates | | 1,171 |
| Income taxes payable | | 9,413 |
| **Total liabilities** | | 15,516 |
| | | |
| **Shareholder's equity** | | |
| Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding) | | 1 |
| Additional paid-in capital | | 7,038 |
| Retained earnings | | 8,927 |
| **Total shareholder's equity** | | 15,966 |
| | | |
| **Total liabilities and shareholder's equity** | $ | 31,482 |

The accompanying notes are an integral part of these financial statements.

**MBIA CAPITAL MANAGEMENT CORP.**
**STATEMENT OF INCOME**
**For the year ended December 31, 2007**

(Dollars in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Investment management fees | $ | 39,625 |
| Net gains on securities | | 12 |
| Interest income | | 1,508 |
| Other income | | 44 |
| **Total revenues** | | 41,189 |
| **Expenses:** | | |
| Employee compensation and benefits | | 10,309 |
| Administrative fees | | 6,892 |
| Other operating expenses | | 6,162 |
| **Total expenses** | | 23,363 |
| **Income before income taxes** | | 17,826 |
| **Provision for income taxes** | | 7,319 |
| **Net income** | $ | 10,507 |

The accompanying notes are an intergral part of these financial statements.

**MBIA CAPITAL MANAGEMENT CORP.**
**STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY**
**For the year ended December 31, 2007**

(Amounts in thousands except shares)

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, December 31, 2006 | 1,000 | $ 1 | $ 6,444 | $ 18,420 | $ 24,865 |
| Stock-based compensation | — | — | 594 | — | 594 |
| Dividends declared and paid | — | — | — | (20,000) | (20,000) |
| Net income | — | — | — | 10,507 | 10,507 |
| Balance, December 31, 2007 | 1,000 | $ 1 | $ 7,038 | $ 8,927 | $ 15,966 |

The accompanying notes are an integral part of these financial statements.

**MBIA CAPITAL MANAGEMENT CORP.**
**STATEMENT OF CASH FLOWS**
**For the year ended December 31, 2007**

(Dollars in thousands)

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 10,507 |
| Adjustments to reconcile net income | | |
| to net cash provided by operating activities: | | |
| Depreciation | | 5 |
| Increase in market value of investments | | (12) |
| Deferred income taxes | | (817) |
| Stock-based compensation expense | | 594 |
| Decrease in accounts receivable | | 186 |
| Decrease in prepaid expenses | | 398 |
| Decrease in accrued expenses | | (55) |
| Decrease in receivable from affiliates | | 468 |
| Decrease in payable to affiliates | | (589) |
| Decrease in income taxes payable | | (167) |
| Total adjustments to net income | | 11 |
| Net cash provided by operating activities | | 10,518 |
| **Cash flows from investing activities:** | | |
| Acquisition of fixed assets | | (2) |
| Net cash used by investing activities | | (2) |
| **Cash flows from financing activities:** | | |
| Dividends paid | | (20,000) |
| Net cash used by financing activities | | (20,000) |
| Net decrease in cash and cash equivalents | | (9,484) |
| Cash and cash equivalents-beginning of year | | 32,181 |
| Cash and cash equivalents-end of year | $ | 22,697 |
| **Supplemental Cash Flow Disclosures:** | | |
| Income taxes paid | $ | 6,256 |
| Interest paid to affiliates | $ | 237 |

The accompanying notes are an integral part of these financial statements.

## 1. Business and Organization

MBIA Capital Management Corp. ("CMC" or the "Firm") is a wholly owned subsidiary of MBIA Asset Management, LLC ("MBIA Asset Management"), which is a wholly owned subsidiary of MBIA Inc. The Firm is a member of the MBIA family of companies which provide a broad range of financial services including financial guarantee insurance, guaranteed investment contracts and investment management services.

The Firm is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services to both MBIA affiliates and third-party institutional clients. The Firm is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), the Firm is subject to various Securities and Exchange Commission ("SEC") and FINRA regulations, including net capital requirements.

## 2. Significant Accounting Policies

The financial statements of the Firm have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting policies are as follows:

*Cash and cash equivalents*
Cash and cash equivalents have original maturities of less than ninety days. The Firm's cash and cash equivalents consist of a demand deposit with a U.S. bank and a money market fund. The money market fund is reported in the Firm's financial statements at cost, which approximates fair value.

*Securities Owned*
Proprietary securities transactions are recorded on the trade date, as if they had settled. The Firm's securities owned consist of investments in a mutual fund and common stock. The mutual fund and common stock are reported in the Firm's statement of financial condition at fair value with gains or losses reflected in "Net gains on securities" in the statement of income.

*Investment Management Fees*
The Firm recognizes fee revenue as services are performed, which is generally on a pro-rata basis over the term of the contract. Fee revenue consists of amounts earned for providing investment management services to MBIA affiliates and third-party clients.

*Employee stock compensation*
The Firm participates in MBIA Inc.'s Stock Compensation Plan. MBIA Inc. follows the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") 123(R), "Share-Based Payment, a revision of SFAS 123, "Accounting for Stock-Based Compensation." The Firm utilizes the modified prospective transition method, as selected by MBIA Inc. under the provisions of SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," to account for employee stock compensation. See Note 4 for a further discussion on employee stock compensation.

*Fixed assets*
Fixed assets consist of furniture, fixtures, computer equipment and computer software, which are carried at cost, net of accumulated depreciation. All fixed assets are depreciated over the appropriate useful life of the asset using the straight-line method. The useful lives by class of asset are as follows:

| | |
|---|---|
| Furniture and fixtures | 8 years |
| Computer equipment and software | 3 - 5 years |

When the Firm sells or otherwise disposes of an asset, the accumulated depreciation thereon is removed from the accounts with any gain or loss recorded in the statement of income.

*Fair Value of Financial Instruments*
Financial instruments include cash and cash equivalents and securities owned. Cash and cash equivalents are carried at cost, which approximates fair value, as they are short-term in nature. Securities owned are carried at their fair value.

*Income Taxes*
Deferred income taxes are provided with respect to the temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the assets or liabilities are recovered or settled. The deferred tax asset arises primarily from future deductions related to MBIA Inc.'s employee stock compensation plan. Management believes that the deferred tax asset will be fully recognized in future periods and, therefore, has not established a valuation allowance with respect to such asset.

3. **Securities Owned**

The following table presents the composition of the Firm's investments as of December 31, 2007:

| (In thousands) | Fair Value |
|---|---|
| Mutual fund | $108 |
| Common stock | 30 |
| Total securities | $138 |

4. **Employee Stock Compensation Plans**

The Firm's employees participate in the MBIA Inc. 2005 Omnibus Incentive Plan (the "Omnibus Plan"). The Omnibus Plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. The Firm does not issue its own shares.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire ten years from the date of grant (or shorter if specified or following termination of employment). The Firm's proportionate share of compensation expense for employee stock options for the year ended December 31, 2007 was approximately $0.5 million.

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.'s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest.

Compensation expense related to the Firm's restricted stock awards for the year ended December 31, 2007 was approximately $2.4 million.

## 5. Minimum Capital Requirements

CMC, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Firm is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1), as those terms are defined by the Rule.

As of December 31, 2007, the Company exceeded its net capital requirement of $1.0 million by $5.8 million. Net capital and aggregate indebtedness were $6.8 million and $15.5 million, respectively, resulting in a ratio of aggregate indebtedness to net capital of 2.27 to 1.

The Firm is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

## 6. Related Parties

CMC provides investment management services to MBIA Inc. and to MBIA Insurance Corporation ("MBIA Corp."), MBIA Municipal Investors Service Corporation, and MBIA Investment Management Corporation ("MBIA IMC"), all of which are subsidiaries of MBIA Inc. CMC provides investment management services to Channel Re Insurance Ltd., an equity investee of the MBIA group. Management fees from related parties represented 75 percent of the Firm's investment management fee revenues for the year ended December 31, 2007.

CMC provides investment management services to two MBIA Asset Management sponsored structured investment vehicles ("SIV") that were established in 2006, Hudson-Thames LLC ("Hudson-Thames") and East-Fleet Finance Limited ("East-Fleet"). Hudson-Thames ceased operations in 2007 due to adverse conditions in the structured finance and SIV markets and CMC earned a nominal amount in fees. East Fleet enters into reverse repurchase agreements and funds these agreements by issuing commercial paper. CMC earned $0.3 million in fees from East Fleet.

During 2007, CMC provided investment advisory services to the MBIA Municipal Bond Inflationary Protection Fund ("MIPS Fund") of FundVantage Trust, an SEC-registered open-end management investment company. The investment objective of the MIPS Fund is to seek high after-tax inflation protected returns and it is intended to be marketed to institutional and retail investors. No advisory fees were earned during the year ended December 31, 2007.

CMC earns interest income and incurs interest expense on receivables from and payables to affiliates. For the year ended December 31, 2007, CMC earned $0.3 million of interest income and paid $0.2 million of interest expense related to receivable balances and payable balances, respectively.

Certain of the Firm's employees participate in the Omnibus Plan, which enables them to acquire shares of MBIA Inc. common stock. Additionally, the Firm's employees participate in the benefit plans of MBIA Inc. Aggregate charges to the Firm from MBIA Inc. under these arrangements approximated $3.7 million for the year ended December 31, 2007. These charges are included in employee compensation and benefits.

MBIA Corp. provides certain management and administrative services to CMC, and allocates overhead costs relating to facilities used by the Firm. Aggregate charges to the Firm from MBIA Corp. under these arrangements approximated $2.2 million for the year ended December 31, 2007. These charges have been included in other operating expenses.

MBIA IMC provides administrative services to the Firm, for which charges approximated $6.9 million for the year ended December 31, 2007. This charge has been included in administrative fees.

The Firm is the sole investment adviser for the mutual fund it invests in.

## 7. Income Taxes

The Firm is included in the MBIA Inc. consolidated federal and state income tax returns. Under a tax sharing agreement with MBIA Inc., the Firm computes and records its tax liability as if it were filing on a stand-alone basis.

At December 31, 2007, the provision for income taxes consists of:

| In thousands | Year ended December 31, 2007 |
|---|---|
| Federal income tax expense/(benefit) – Current | $6,427 |
| Federal income tax expense/(benefit) – Deferred | (817) |
| State income tax expense/(benefit) – Current | 1,709 |
| Total provision for income taxes | $7,319 |

The deferred tax asset of $2.7 million arises primarily from future deductions related to MBIA Inc.'s employee stock compensation plan. Management believes that the deferred tax asset will more likely than not be realized, therefore, has not established a valuation allowance with respect to such asset. The total provision for income taxes differs from a calculated tax provision at the federal statutory rate of 35% primarily due to the state tax provision, net of a federal tax benefit. As of December 31, 2007, CMC did not have any uncertain tax positions under Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109."

**MBIA CAPITAL MANAGEMENT CORP.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2007**

(Dollars in thousands)

| | | |
|---|---|---|
| Total shareholder's equity from statement of financial condition | $ | 15,966 |
| Deduction: | | |
| Total nonallowable assets from statement of financial condition | $ | (8,647) |
| Other deductions | $ | (50) |
| Net capital before haircut on securities positions | $ | 7,269 |
| Haircuts on securities | $ | (425) |
| Net Capital | $ | 6,844 |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 1,034 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 100.0 |
| Net capital requirement | | 1,034 |
| Excess net capital | $ | 5,810 |
| Total aggregate indebtedness (liabilities from statement of financial condition) | $ | 15,516 |
| Ratio of aggregate indebtedness to net capital | | 226.73% |

**Statement Pursuant to paragraph (d) (4) of Rule 17a-5**

There are no differences between this computation of net capital and the corresponding computation included in the Firm's unaudited FOCUS Report (Part IIA) filing as of December 31, 2007.

Nonallowable assets consist of accounts receivable, prepaid expenses, receivable from affiliates, deferred income taxes and fixed assets.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5**

To the Board of Directors of MBIA Capital Management Corp.:

In planning and performing our audit of the financial statements of MBIA Capital Management Corp. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2008

END